Confidential Treatment of Portions of this Letter Has Been Requested by Bank of America Corporation Pursuant to 17 C.F.R. § 200.83. Asterisks denote such omissions.

January 26, 2010

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, NE

Washington, DC 20549

RE:	Bank of America Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

Form 10-Q for the Period Ended September 30, 2009

Filed November 6, 2009

Dear Mr. West,

We have received and reviewed your letter dated December 30, 2009. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the questions raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

Form 10-Q for Quarterly Period Ended September 30, 2009

Notes to Consolidated Financial Statements

Note 2 – Merger and Restructuring Activity

Merrill Lynch, page 9

1.	We note that you acquired loans and receivables as part of the Merrill Lynch acquisition that were not considered impaired at the acquisition date and that such loans were recognized at their estimated fair values. Please tell us and revise your future filings to clearly disclose how interest income on non-impaired loans acquired in a business combination is recognized. For example, clearly disclose whether the effective yield used to recognize interest income on these loans is calculated based on the contractually required payments receivable (consistent with ASC 310-20) or expected cash flows (consistent with ASC 310-30). In addition, to the extent that you have elected to recognize interest income on a basis consistent with ASC 310-30, please provide the disclosures required by ASC 310-30-50-2 for this portfolio of acquired non-impaired loans.

Response:	We will revise future filings to note that the effective yield used to recognize interest income on our non-impaired purchased loans is calculated based upon the contractual payments receivable in accordance with ASC 310-20.

Note 5 – Securities, page 25

2.	Please revise your future filings to disclose your investment securities by major security type consistent with the guidance set forth in ASC 942-320-50-2. In particular, with respect to your MBS portfolio separately disclose your residential and commercial MBS and consider whether segregation based on risk characteristics (e.g. prime, subprime, Alt-A, etc) may provide useful information.

Response:	We will revise future filings by separately disclosing residential and commercial available-for-sale (AFS) mortgage backed securities (MBS). We will also consider providing additional segmentation based on risk characteristics in our disclosures where appropriate to provide useful information to the users of the financial statements.

Note 8 – Securitizations

Credit Card Securitizations, page 37

3.	We note your response to comment two to our letter dated November 24, 2009. It is still unclear to us how you concluded that there would not be any impairment charge associated with the issuance of the Class D note through the transfer of, and certification into security form of, a portion of your seller’s interest. In this regard, we note that you recorded the Class D note initially at the seller’s interest carryover basis, which represented the seller’s interest percentage of the par amount of the loans in the Trust, less the allowance for loan losses. Your response indicates that based on the guidance in ASC 320-10-35 (FSP FAS 115-2) you concluded that no impairment existed with respect to the Class D note as you continue to expect to collect all amounts due according to the contractual terms of the security. However, the staff notes that given that the Class D note has a stated interest rate of zero percent, whereas the prior seller’s interest did receive contractual interest cash flows, there would be a reduction in cash flows associated with the Class D note as compared to the carrying value of the Class D note. The staff does not believe it is appropriate to consider any interest cash flows that you may now receive as part of your residual interest in the Trust as part of the cash flows of the Class D note as these instruments represent two separate units of account, accounted for under two separate accounting basis. Please provide us with your analysis of the effects of this transaction on the valuation of both your Class D note and the residual interest in the Trust. As part of your response, please discuss the critical assumptions used in the valuation of the instruments, including the discount rates used, and clarify how the residual interest is accounted for in your response and disclosure in future filings. To the extent that you believe the effects of the revised valuation are not material, please provide your supporting analysis.

Response:	As noted in our response letter dated December 11, 2009, in accordance with the accounting literature cited (ASC 860-10-40-5 and ASC 860-10-55-44), we initially accounted for the certificated Class D at the carry-over basis of the seller’s interest as no accounting sale had occurred and thus we did not record a gain or loss upon the re-characterization of the beneficial interest. Also as noted in our previous response, we assess the Class D for impairment on at least a quarterly basis in accordance with ASC 320-10-35. With the re-characterization of one beneficial interest in the Trust for another, no proceeds received in the re-characterization other than the Class D, and no issuance of beneficial interests to third parties in this transaction, we believe that the accounting literature does not permit the recognition of a gain or loss at the time of this re-characterization and therefore the Class D is appropriately reflected in our accounting records.

We believe that the Class D impairment analysis should only be based on the terms of the Class D (i.e., a security with a carrying value less than par value bearing a zero coupon) and should not be based on the cash flows that would have been attributable to the seller’s interest that was re-characterized in the transaction. Upon the re-characterization, a new security was created and only the cash flows attributable to the security should be incorporated into the impairment analysis. In performing our Class D impairment tests, and in concluding that we will receive all contractual cash flows on the Class D, we do not incorporate interest cash flows that may be received in the future as part of our residual interest in the Trust. Further, if all loans in the Trust were to pay off at any point in time, the Class D par value would be fully repaid at par without allocating any interest cash flows. We agree that, as a result of the re-characterization of a portion of the seller’s interest, future interest cash flows that would previously have been returned to the Corporation through the seller’s interest may now be returned to the Corporation through its ownership of the residual interest in the Trust. However, we concluded it was not appropriate under the accounting literature to recognize a new residual interest based on future cash flows on receivables that have not been sold into the master trust. As noted in ASC 860-20-55-31 (paragraph 78 of SFAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), “Gain or loss recognition for revolving-period receivables sold to a securitization trust is limited to receivables that exist and have been sold.” (emphasis added). Accordingly, as no sale had occurred, we allocated 100% of the carryover basis of the seller’s interest to the Class D and did not allocate any basis to a new residual interest. In effect, we did not allocate basis to an asset which we believe the accounting literature precludes us from recognizing.

Rule 83 confidential treatment request made by Bank of America Corporation

As a result of the Class D issuance, the Corporation’s claim to principal and interest cash flows on the portion of the seller’s interest that was re-characterized into the Class D has changed. In general, loan principal and interest collections received by the Trust are allocated to the seller’s interest and investor’s interest based on their relative percentage ownership of the Trust. For that portion of the seller’s interest re-characterized into the Class D, those cash flows now become part of the overall investor cash flow waterfall, which ultimately are used to pay down the Class D. To the extent there are excess cash flows in the investor waterfall which may occur, for example, if future interest cash flows exceed bond interest expense or other Trust expenses, these cash flows will be returned to the Corporation through its ownership of the residual interest in the Trust. As part of the Trust’s cash flows, credit losses (i.e., charge-offs) would also reduce the amount of excess cash flows available to be returned to the Corporation through its ownership of the Trust’s residual interest. As noted above, we did not recognize a new residual interest in connection with the Class D issuance and we account for these residual interest cash flows as cash is received in Card Income in the Corporation’s consolidated income statement as we presently have no residual interest recorded on the Corporation’s consolidated balance sheet. As SFAS 140 limits gain or loss recognition to receivables that exist and have been sold, similarly, the valuation of the interest-only strip residual asset only incorporates cash flows associated with loans that exist and have been sold into the Trust and excludes other Trust cash flows including interchange income, overlimit fees, cash advance fees, and annual fees, that are otherwise associated with the calculation of the Trust’s spread. As such, the interest-only strip residual asset has been valued at zero since the fourth quarter of 2008. Although the Trust has always had and is expected to continue to have excess spread, if credit losses, bond costs, etc. escalate to a point where there is no excess spread, as no residual interest is presently recorded on the Corporation’s consolidated balance sheet, there is no impairment to recognize. Further, as we have no obligation as the residual interest holder of the Trust to fund current or future expected Trust losses, there is not a contingent loss to analyze for recognition. However, if a situation were to arise where we did not expect to receive all contractual cash flows on the Class D, which could occur when the Trust has no excess spread and Trust cash flows are not sufficient to meet its obligations, an impairment on the Class D would be recognized by the Corporation at that time.

The Staff has asked us to prepare an analysis of what the accounting would have been had we identified two separate units of account which suggests sale accounting has been achieved. For this purpose, we first calculated the fair value of a principal-only asset (the Class D) and then calculated the fair value of the right to receive interest cash flows associated with the loans transferred (the “Cash Flow Asset”), as described below. We next allocated the seller’s interest carry-over basis to these two assets. [***Redacted***]

Rule 83 confidential treatment request made by Bank of America Corporation

Throughout 2009, the Class D accounting and review for impairment would be as described in our previous response letter dated December 11, 2009. That is, the Class D would be designated as a held-to-maturity security and carried at its initial basis and accreted to par over its life. Impairment of the Class D would be assessed based on whether we expected to receive all contractual cash flows on the Class D, noting that in the Trust’s cash flow waterfall the Class D principal payments when due are made prior to the return of cash flows to the Corporation through its ownership of the Trust’s residual interest. The Cash Flow Asset could be accounted for at fair value through earnings as a component of our residual interest in the Trust which, as noted above, suggests that sale accounting has been achieved. However, a policy election could be made to account for the Cash Flow Asset as an available-for-sale debt security with non- credit related marks being recorded in other comprehensive income and credit marks being recorded through earnings if an impairment was deemed to have occurred.

In this scenario, the Class D fair value would have been calculated using the same methodology described in our previous response letter dated December 11, 2009. We discounted the expected future principal cash flows (“discounted cash flow approach”) to be received through the maturity date of the last Class D in 2019. Cash flows representing the collection of interest and fees were not included in the expected future cash flows for this calculation. Discount rates utilized in the calculations were [***Redacted***] at March 31, [***Redacted***] at June 30 and September 30, and [***Redacted***] at December 31, 2009. In general, the discount rates were determined based on the average of recent observed secondary market trades for “Class C” subordinated securities and the one-month Libor rate at the respective periods, plus an additional [***Redacted***] basis points to take into consideration the additional subordination of the Class D. Throughout the year, we observed spreads tighten significantly. Specifically, during the second quarter, spreads tightened on average by approximately [***Redacted***] basis points and approximately [***Redacted***] basis points more during the third quarter. However, due to inherent uncertainty about the market’s stabilization, we kept the second and third quarter discount rates elevated. During the fourth quarter, we observed increased liquidity and stabilization in the market, and in particular spreads observed in secondary trades of the Trust’s bonds continued to tighten, and our Trust’s performance continued to improve. Therefore, in the fourth quarter, using the same approach noted above of obtaining average recent secondary market trades, the one-month Libor rate, plus an additional [***Redacted***] basis points for additional subordination, we calculated a discount rate of [***Redacted***].

The fair value of the Cash Flow Asset calculated for purposes of this analysis could be valued in two different manners. First, the Cash Flow Asset could be valued using the discounted cash flow approach assuming that no new receivables are sold into the Trust, consistent with the valuation of the Trust’s interest-only strip as prescribed by SFAS 140 when a sale is recognized (“Scenario A”). Alternatively, the Cash Flow Asset could be valued using the discounted cash flow approach with cash flows commensurate with the terms of the Class D securities, the last of which matures in 2019, which assumes continuing sales of receivables into the Trust (“Scenario B”).

Rule 83 confidential treatment request made by Bank of America Corporation

Under both scenarios, cash flows for 2009 were based on actual experience and projected cash flows for 2010, where applicable, were compiled from our internal business forecast. Cash flows for later years, where applicable, were derived from the 2010 forecast, with adjustments as appropriate to account for expected changes in interest rates and loss rates, based on an expectation that the credit card business will gradually return to a normalized long-term level of profitability. The cash flows were discounted at the same discount rates as the Class D noted above. Under Scenario B, the future cash flows used in the calculation were comprised of interest and fees less net charge-offs.

Under Scenario A which incorporates the interest-only strip methodology in the valuation of the Cash Flow Asset, the value of the Cash Flow Asset is de minimus. Accordingly, the amount allocated to the Class D would be the entire carry-over basis of the re-characterized seller’s interest. In this scenario, there is no accounting difference on the balance sheet or income statement from the accounting presently employed by the Corporation and the accounting summarized above at the Staff’s request.

Under Scenario B which assumes continuing sales of receivables into the Trust in the valuation of the Cash Flow Asset, the balance sheet and income statement differences between the accounting presently employed by the Corporation and the accounting scenario summarized above at the Staff’s request for the quarterly and year-to-date periods ended March 31, June 30, September 30, and December 31, 2009 is as follows:

[***Redacted***]

Rule 83 confidential treatment request made by Bank of America Corporation

Under Scenario B, as noted in the table above, we would have recorded a [***Redacted***] mark-to-market on the Cash Flow Asset in 2009. We would also have recorded [***Redacted***] pre-tax adjustment in additional interest accretion on the Class D due to the smaller allocated cost basis which resulted in a larger accretable discount.

We believe that the net impact of the accounting methodology provided at the request of the SEC staff under either Cash Flow Asset valuation approach as noted as Scenario A or B would not be material to the Corporation’s balance sheet or net earnings or to the individual line items within the respective consolidated financial statements on either a quarterly or a year-to-date basis.

In future filings, we will provide additional disclosure to provide further clarity on the transaction and our accounting of the Class D during 2009. We have also consolidated the Trust on January 1, 2010 in accordance with ASC 810-10 (SFAS No. 167 Amendments to FASB Interpretation No. 46(R) (“SFAS 167”)). As a result, from that date the Class D has been eliminated in consolidation and the underlying loans of the Trust are reported on the Corporation’s consolidated balance sheet.

4.	We note your response to comment three to our letter dated November 24, 2009. It is still unclear to us how you concluded that there would not be any impairment charge associated with the subordination of a portion of the seller’s interest through the transfer of “discount receivables” to the Trust. In this regard, your response indicates that if the finance charge collections in the Trust are sufficient to pay the Trust’s obligations, then the discount option receivables collections will be returned to you through the monthly return of residual cash flows. Similar to the points raised in the comment above, the staff does not believe it is appropriate to consider any cash flows that you may now receive as part of your residual interest in the trust as part of the cash flows of the seller’s interest as these instruments represent two separate units of account, accounted for under two separate accounting basis. Please provide us with your analysis of the effects of this transaction on the valuation of both your seller’s interest and the residual interest in the Trust. As part of your response, please discuss the critical assumptions used in the valuation of the instruments, including the discount rates used, and clarify how the residual interest is accounted for in your response and disclosure in future filings. To the extent that you believe the effects of the revised valuation are not material, please provide your supporting analysis.

Response:	By designating a certain percentage of principal receivables as they are transferred into the Trust as discount option receivables, the Corporation will cause the Trust to treat the collections on those principal receivables as collections on finance charge receivables. When collected, these “re-characterized” collections become part of the available funds that are allocated between the seller’s and investors’ interests based on percentage ownership of the Trust. This re-characterization has an effect of subordinating a portion of the seller’s interest to the investors’ interests.

As noted in our previous response letter dated December 11, 2009, we believe that this re-characterization of a portion of the seller’s interest should be initially accounted for at the carry-over basis of the seller’s interest with no recognition of a gain or loss. Although our previous response referred to the re-characterized seller’s interest as “subordinated” seller’s interest, we believe that this could also be viewed as an exchange of a portion of the seller’s interest for a subordinated retained interest (the “Discount Receivable Cash Flow Asset”). This Discount Receivable Cash Flow Asset is a distinct retained interest from the existing residual interest in that it represents the right to receive re-characterized principal collections (the discount option receivables) whereas the residual interest represents the right to future net interest income. In either case, we believe that the appropriate initial accounting for the Discount Receivable Cash Flow Asset is the carry-over basis of the seller’s interest, as the exchange does not qualify for a sale since we received a 100% beneficial interest in the assets transferred.

We believe that the Discount Receivable Cash Flow Asset is not a financial asset subject to prepayment according to the criteria specified in ASC 860-20-35-2 (paragraph 14 of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities) because, in the absence of credit losses, it cannot be settled or prepaid in a way where we would not recover substantially all of our recorded investment. Accordingly, as we concluded that the Discount Receivable Cash Flow Asset does not have to be subsequently measured at fair value as an available-for-sale or trading security under the accounting literature, we believe an appropriate accounting for the Discount Receivable Cash Flow Asset is the initial carry-over basis subject to valuation of impairment under ASC 450-20 (SFAS No. 5, Accounting for Contingencies).

Based on the accounting outlined above, we believe that when reviewing the Discount Receivable Cash Flow Asset for impairment, it is appropriate to consider the re-characterized principal collections in determining whether an impairment exists. Also, as previously noted in our response letter dated December 11, 2009, based on our experience and forecasts to date, finance charge collections, before considering the discount option receivables collections, are sufficient or forecasted to be sufficient to pay the Trust’s obligations. Accordingly, we have not recognized an impairment as we expect to receive the full par amount of the Discount Receivable Cash Flow Asset in the future.

We note the Staff’s view that the right to receive the re-characterized principal collections should be accounted for as a component of the residual interest in the Trust. We infer from the Staff’s comments that the Staff believes this residual interest should be subsequently measured at fair value instead of the carry-over basis that we have utilized and believe is an appropriate accounting alternative under the accounting literature. To provide quantitative context for discussion, we calculated the fair value of the incremental cash flows to the residual interest due to the creation of the discount option receivable (i.e., the Discount Receivable Cash Flow Asset) which is provided below.

Rule 83 confidential treatment request made by Bank of America Corporation

The fair value of the Discount Receivable Cash Flow Asset calculated for purposes of this analysis used a discounted cash flow approach and measured the incremental cash flows to the residual interest for the period of time the discount receivables are estimated to exist based on the Trust’s payment rate. The cash flows consist of the re-characterized principal collections as well as the net increase in cash flows that arises because the allocation of cash flow components (interest and fees net of principal charge-offs) to the investor is higher due to the discount option receivables. Cash flows for 2009 were based on actual experience and cash flows for 2010 were derived from our internal business forecast. Cash flows for years 2011 through 2012 were derived from the 2010 forecast with adjustments as appropriate to account for expected changes in interest rates and loss rates, based on an expectation that the credit card business will gradually return to a normalized long-term level of profitability. The cash flows were discounted at [***Redacted***] at March 31, [***Redacted***] at June 30, [***Redacted***] at September 30 and [***Redacted***] at December 31, 2009. In general, the discount rate was determined based on the average of recent observed secondary market trades for short duration subordinated notes and the one-month Libor rate at the respective periods plus an additional [***Redacted***] basis points to take into consideration the additional subordination of the Discount Receivable Cash Flow Asset. The discounts rates used in the fair value calculation for the Discount Receivable Cash Flow Asset are lower than those used for the Class D Cash Flow Asset primarily due to the shorter duration of the asset, requiring a lower risk premium.

The balance sheet and income statement difference between the accounting presently employed by the Corporation and the accounting summarized above at your request for the quarterly and year-to-date periods ended March 31, June 30, September 30, and December 31, 2009 is as follows:

[***Redacted***]

Rule 83 confidential treatment request made by Bank of America Corporation

As noted in the table above, we would have recorded a [***Redacted***] mark-to-market adjustment on the Discount Receivable Cash Flow Asset in 2009, with quarterly mark-to-market adjustments ranging from [***Redacted***]. The difference in the Discount Receivable Cash Flow Asset at fair value and the recorded par amount that we recognize is due to the discounting of the cash flows as there is a time delay in the receipt of the cash flows which is based on the average payment rate of the Trust’s loans. In addition, the quarterly mark-to-market adjustments are largely attributable to the change in the discount rates due to market movement during this timeframe. We believe that the net impact of this accounting methodology would not be material to the Corporation’s balance sheet or net earnings or to the individual line items within the respective consolidated financial statements on either a quarterly or a year-to-date basis.

In future filings, we agree to provide additional disclosure to provide further clarity on the transaction and our accounting for the discount receivables during 2009. We consolidated the Trust on January 1, 2010 in accordance with ASC 810-10 (SFAS 167). As a result, from that date the discount receivables have been eliminated in consolidation and the underlying loans of the Trust are reported on the Corporation’s consolidated balance sheet.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Restructured Loans, page 172

5.	We note your disclosure on page 98 that you have provided rate relief or agreed to modifications with approximately 215,000 customers through September 30, 2009 and that over 125,000 customers are already in a trial period modification under the MHA program as of November 1, 2009. Please tell us and revise your future filings to quantify the amount of loans modified under these programs and explain how you determine whether such modifications should be treated as troubled debt restructurings. In addition, consider quantifying the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions.

Response:	We have completed modifications for approximately 215,000 loans with total unpaid principal of approximately $44.7 billion during the first nine months of 2009. The most common types of modifications include rate reductions, capitalization of past due amounts or a combination of rate reduction and capitalization of past due amounts, which are 17%, 20% and 37% of total modifications, respectively. We also do payment extensions, combined rate reductions and payment extensions, principal forbearance or forgiveness, and other actions. In addition, through November 1, 2009 over 125,000 Bank of America customers are already in a trial period modification under the MHA program.

The modification types listed above are generally considered troubled debt restructurings except for certain short-term modifications where we expect to collect the full contractual principal and interest. As disclosed in Note 1 to our consolidated financial statements in our Annual Report on Form 10-K, we explain how we determine whether modifications should be treated as troubled debt restructurings using the following disclosure:

Consumer loans whose contractual terms have been restructured in a manner which grants a concession to a borrower experiencing financial difficulties where we don’t receive adequate compensation are considered troubled debt restructurings.

We will revise our future filings to include the additional modification data as discussed above, as well as the discussion of how we determine whether the modifications are treated as troubled debt restructurings. As we continue to gather sufficient data on the various modification programs, to better understand the results and impact of the different loss mitigation strategies, we will consider providing additional disclosures as to the successes or challenges of our modification programs as the information becomes available.

We believe the foregoing is responsive to the questions raised by the Staff. Further, we have reviewed the responses with our independent public accountants, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/s/ John M. James
John M. James
Corporate Controller

cc:	Joe L. Price, Chief Financial Officer
Edward P. O’Keefe, General Counsel
Neil A. Cotty, Chief Accounting Officer
Thomas Pirolo, Partner, PricewaterhouseCoopers LLP